FOR IMMEDIATE RELEASE

JED OIL INC. UNSECURED CREDITORS CHALLENGE SECURITY

Didsbury, Alberta – Friday, March 27, 2009 – JED Oil Inc. (OTCBB: JEDOF) (“JED” or the “Company”) today announced that four of its trade creditors have filed a statement of claim against the Company, its wholly-owned subsididary, JED Production Inc. (“JPI”), and Computershare Trust Company of Canada  (“Computershare”), on behalf of all of JED and JPI’s creditors, challenging the security granted in the oil and gas assets of JED and JPI to Computershare as agent for the holders of JED’s issued and outstanding 10% Senior Subordinated Convertible Notes (the “Notes”).  The statement of claim is seeking an order from the Court of Queen’s Bench of Alberta that the security, including JPI’s Guarantee of JED’s liabilities under the Notes, are fraudulent preferences within the meaning of the Fradulent Preferences Act (Canada) or are fraudulent convenyances within the meaning of the Statute of Elizabeth, and as either are void.

As previously announced, JED filed for creditors protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) in August of 2008.  The holders of the Notes are claiming the status of secured creditors in the CCAA proceedings.  If the Plaintiffs in this action are successful in having the security declared void, the result would be to make the holders of the Notes unsecured creditors in the CCAA proceedings.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the U.S. Securities and Exchange Commission (the “SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

JED Oil Inc.

Richard Carmichael, CFO

(403) 335-2111

Marcia Johnston, Secretary

(403) 875-4248

www.jedoil.com